

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:** **Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 000-27038**

Dear Mr. Beaudoin:

We have reviewed your letter dated July 25, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 12, 2013.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Notes to Unaudited Consolidated Financial Statements

Note 15. Income Taxes, page 19

1. We note that your net domestic deferred tax assets as of March 31, 2013 was $9.8 million. We further note that you established a valuation allowance of $49.8 million against your domestic deferred tax assets during the three months ended June 30, 2013. Please clarify the gross amount of your domestic deferred tax assets and the gross amount of your domestic deferred tax liabilities as of June 30, 2013, prior to establishing this valuation allowance. Tell us how you considered your domestic deferred tax liabilities as a source of future taxable income in your determination of the valuation allowance.

2. Please provide us with a breakdown between your domestic and foreign income before taxes for the quarter ended June 30, 2013. In addition, please provide us with a reconciliation of your domestic income tax calculated at the statutory rate to your domestic tax provision of $25.7 million. In this regard, we note that your domestic effective tax rate was impacted, in part, by the $49.8 million valuation allowance recorded during the three months ended June 30, 2013. Please describe the other items that impacted your domestic effective tax rate and tell us what consideration you gave to further disclosing these differences.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, Judgments and Estimates

Goodwill, Intangibles and Other Long Lived Assets and Impairment Assessments, page 42

3. We note in April 2013, you determined that lower than expected results for your fiscal 2013 second quarter and the revised forecast for the full fiscal year earnings represented a triggering event requiring an interim goodwill impairment test. We further note that based on the results of the interim goodwill impairment analysis performed during the third quarter of fiscal 2013, you determined that the estimated fair value exceeds the carrying value for all six of your reporting units. Tell us the percentage by which the fair value exceeded the carrying value for each of your reporting units at the time of your interim valuation. To the extent that that the estimated fair value for any reporting unit is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- Discuss the degree of uncertainty associated with the key assumptions; and
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
    Todd DuChene, Esq., Nuance Communications, Inc.